VOYA LETTERHEAD

U.S. LEGAL / PRODUCT FILING UNIT
ONE ORANGE WAY, C2N
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

April 23, 2015

BY EDGARLINK

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Voya Insurance and Annuity Company and its Separate Account B
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
Prospectus Title: Voya Preferred Advantage Variable Annuity
File Nos.: 333-202174 and 811-05626

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Voya Insurance and Annuity Company, as registrant, and Directed Services LLC, as principal underwriter, hereby respectfully request that the effective date of this registration statement be accelerated to May 1, 2015.

Very truly yours,

/s/ J. Neil McMurdie

J. Neil McMurdie

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